EXHIBIT 11

COMPUTATION OF NET INCOME PER ORDINARY SHARE

	Year ended December 31,
	2003	2002	2001
	(in thousands except per share amounts)
Number of ordinary shares
Ordinary shares outstanding, beginning of year	6,989	6,989	6,675
Ordinary shares issued	1,175	—	314
Ordinary shares repurchased and cancelled	(906)	—	—

Ordinary shares outstanding, end of year	7,258	6,989	6,989

Weighted average shares outstanding during the year
Basic	7,514	6,989	6,721
Diluted	7,652	6,989	6,721

Loss from continuing operations	$(8,680)	$(355)	$(29,529)
Income from discontinued operations	—	17,600	1,966

Net income (loss)	$(8,680)	$17,245	$(27,563)

Income (loss) per share:
Continuing operations
Basic	$(1.16)	$(0.05)	$(4.39)
Diluted(1)	(1.16)	(0.05)	(4.39)
Discontinued operations	—	2.52	0.29

Income (loss) per share	$(1.16)	$2.47	$(4.10)

(1)	The restricted shares and stock options outstanding at December 31, 2003 have not been included in the computation of diluted earnings per share because to do so would be anti-dilutive for the year ended December 31, 2003.